Exhibit 99.32

GRANDVIEW GOLD INC.
330 Bay Street, Suite 820, Toronto, ON M5H 2S8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on November 30, 2009

TO THE SHAREHOLDERS OF GRANDVIEW GOLD INC.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders ("Shareholders") of common shares ("Common Shares") of Grandview Gold Inc. (the "Corporation") will be held at 130 King Street West, Suite 1600, Toronto, ON M5X 1J5 at 10:00 a.m. (Toronto time) on November 30, 2009 for the following purposes:

1.	to receive the financial statements of the Corporation for the year ended May 31, 2009, together with the auditors' report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration;

4.

to consider, and if thought advisable, to pass, as required by the policies of the Toronto Stock Exchange, an ordinary resolution of the Shareholders ratifying the Corporation's 2004 stock option plan, reserving for grant options to acquire up to a maximum of twenty percent (20%) of the issued and outstanding shares of the Corporation calculated at the time of each stock option grant, which was previously approved by the Shareholders of the Corporation at the annual and special meeting of Shareholders held on November 30, 2006, and approving certain amendments to such stock option plan, as more fully set out in this Circular;

5.

to consider, and if thought fit, to pass an ordinary resolution of the disinterested Shareholders approving a private placement (the "Private Placement") of common shares as more fully set out in this Circular;

6.

to consider, and if thought fit, conditional upon the Private Placement being completed, to pass a special resolution of the Shareholders changing the number of directors of the Corporation to seven and to elect two (2) new directors of the Corporation as more fully set out in this Circular; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in a management information circular (the "Circular") of the Corporation accompanying and forming part of this notice. Shareholders should refer to the Circular for more detailed information with respect to the matters to be considered at the Meeting.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Equity Transfer & Trust Company, the registrar and transfer agent of the Corporation, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 by no later than 5:00 p.m. (Toronto time) on November 27, 2009, or in the case of any adjournment of the Meeting, not less than 48 hours prior to the time of such meeting.

If you are not a registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

The directors of the Corporation have fixed the close of business on October 30, 2009 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

By order of the Board of Directors

"Dr. Michael Hitch"

_________________________________
DR. MICHAEL HITCH, PhD., P. Geo
Chairman of the Board of Directors

October 30, 2009